October 7, 2019

Robb Knie
Chief Executive Officer
Hoth Therapeutics, Inc.
1 Rockefeller Plaza, Suite 1039
New York, NY 10020

       Re: Hoth Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed September 26, 2019
           File No. 333-233954

Dear Mr. Knie:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

General

1. It appears that you have elected to incorporate certain information by reference into the prospectus, including your financial statements. Please provide the disclosure required by
       Item 12(a) of Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Robb Knie
Hoth Therapeutics, Inc.
October 7, 2019
Page 2

      Please contact Ada D. Sarmento at 202-551-3798 or Christine Westbrook at 202-551-
5019 with any questions.



                                                        Sincerely,
FirstName LastNameRobb Knie
                                                        Division of Corporation
Finance
Comapany NameHoth Therapeutics, Inc.
                                                        Office of Life Sciences
October 7, 2019 Page 2
cc:       Richard A. Friedman, Esq.
FirstName LastName